UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30638 / July 30, 2013

_____

In the Matter of   :
                                                                                    :
BOFA FUNDS SERIES TRUST   :
BOFA ADVISORS, LLC   :
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED   :
                                                                                    :
c/o Robert M. Kurucza, Esq.   :
Goodwin Procter LLP   :
901 New York Avenue, NW   :
Washington, D.C. 20001   :
                                                                                    :
                                                                                    :
(812-14096)   :
_____   :

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940

BofA Funds Series Trust, BofA Advisors, LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated filed an application on November 19, 2012, and an amendment to the application on May 14, 2013, requesting an order under sections 6(c) and 17(b) of the Investment Company Act of 1940 ("Act") for an exemption from section 17(a) of the Act. The order would permit certain registered investment companies ("Funds") to engage in principal transactions involving tax-exempt money market instruments and repurchase agreements with a broker-dealer that is an affiliated person of an affiliated person of the Funds.

On July 3, 2013, a notice of the filing of the application was issued (Investment Company Act Release No. 30590). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, under sections 6(c) and 17(b) of the Act, that the relief requested by BofA Funds Series Trust, et al. (File No. 812-14096) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary